Item 1.
(a) Name of Issuer
Innovus Pharmaceuticals, INC.
(b) Address of Issuer's Principal Executive Offices
8845 Rehco Road
San Diego, California 92121

Item 2.
(a) Name of Person Filing
LGH Investments, LLC
(b) Address of Principal Business Office or, if none, Residence
LGH Investments, LLC
30 North Gould Street, Suite R
Sheridan, Wyoming 82801
(c) Citizenship
Wyoming
(d) Title of Class of Securities
Common Stock, $0.001 par value per share
(e) CUSIP Number
45778V106

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.
(a) Amount beneficially owned:
275,000
(b) Percent of class:
9.2%. Based upon 2,986,460 shares of the Issuer's common stock outstanding on January 3, 2020, as reported on OTC Markets
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
200,000
(ii) Shared power to vote or to direct the vote
75,000
(iii) Sole power to dispose or to direct the disposition of
200,000
(iv) Shared power to dispose or to direct the disposition of
75,000

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

/s/ Lucas Hoppel
President